



Ray Johnson · 3rd

Founder, Exit Experts | We help CEOs raise growth capital, sell their companies, and achieve financial freedom.

Palm Beach, Florida, United States · 500+ connections ·

Contact info

 **Exit Experts**

 **Harvard Business Sc**

Providing services
Financial Advisory and Financial Analysis
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Experience



Managing Director / Founder
Exit Experts
May 2011 – Present · 9 yrs 7 mos
West Palm Beach, FL

I founded Exit Experts after over 25 years of serving as a founder, president, investor in, and owner of 15 companies. I have led numerous fundraising campaigns and coordinated the exits of multiple companies through acquisitions by reputable strategic partners like Stryker Corp. and Mpac Group plc. This experience allows me to help business owners efficiently and successfully fund, grow, and eventually sell their businesses.

Exit Experts provides M&A and private fund raising services. Despite the coronavirus pandemic, in 2020 we have raised over $12M in funds for our clients and successful ...see mor

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Chief Financial Officer







GeoToll
May 2018 – Present · 2 yrs 7 mos
Cooper City, FL

GeoToll's mission is to provide toll operators with an innovative and robust mobile phone-based toll payment technology that reduces cost and increases revenue. As CFO, I am responsible for fund raising, budgeting, financial reporting, and shareholder relations. We are currently raising $2M in a Series A Convertible Note round.

Chief Financial Officer
ColorOnly Express Salons
Feb 2020 – Present · 10 mos
Fort Lauderdale, Florida, United States

ColorOnly is a unique new chain of express hair color salons that is transforming the traditional salon experience. Our $30 in 30-minute ExpressColor service is revolutionizing the way women fulfill simple hair coloring needs by providing professional salon quality in less time and for less expense than ever before. As CFO, I am responsible for fund raising, budgeting, fina ...see mor

Managing Director
Safewire
Dec 2010 – Jun 2016 · 5 yrs 7 mos
Cooper City, FL

I supported the development and growth of SafeWire since 2010 as the CFO, Managing Director, board member, and as the company's first and largest investor. I raised over $5M in debt and equity capital for SafeWire and led the sale and transfer of the company's operations to Stryker Corporation in April 2016 in a multi-million dollar transaction. I continue tc ...see mor

President / Co-Founder
Cytonics
Jun 2006 – May 2014 · 8 yrs
Jupiter, FL

Cytonics is a biotech R&D company that has developed a highly effective treatment for osteoarthritis. I raised over $18M in equity funding and $2M in federal NIH grant funding. We currently have our lead drug, a recombinant variant of Alpha-2-Macroglobulin, in clinical trials. continue to be active with Cytonics on matters of strategy, development, licensing, : ...see mor

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Education

Harvard Business School
Master of Business Administration



University of Florida - Warrington College of Business
Doctor of Business Administration (ABD)

Dissertation: Small Business Mergers & Acquisitions Success Factors



University of Michigan College of Engineering
Bachelor of Science in Electrical Engineering, cum laude
Activities and Societies: Sigma Nu, Michigamua

Licenses & certifications



Public Speaking Grad School
Heroic Public Speaking
Issued Oct 2016 · No Expiration Date

Volunteer experience

Investment Committee Member
Aravaipa Ventures
Sep 2016 – Present • 4 yrs 3 mos

Aravaipa invests in early stage companies that develop disruptive technology that will have a global impact on the environment. As an Investment Committee Member, I advise the fund on new and follow-on investments. I also help raise capital for Aravaipa and have been an investor in the fund since 2008.

Member
HBS Alumni Angels of South Florida
Oct 2019 – Present • 1 yr 2 mos

The Harvard Business School Alumni Angels Association (HBSAA) is an educational and networking forum for Harvard Alumni and other participants who are interested in researching and investing in early stage companies on an individual basis. We are one of the largest Angel Networks in the world.

Chairman
Early Stage Biotech Venture Fund
Nov 2007 – Dec 2011 • 4 yrs 2 mos
Science and Technology

I led the economic development advisory board for the Town of Jupiter's Early Stage Biotech Venture Fund that provided $3.25M in seed capital funding to 15 early stage biotech companies in Palm Beach County. In 12 years, the fund has had a number of successful exits and only a single loss.



